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As filed with the Securities and Exchange Commission on March 8, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

CREDIT SUISSE GROUP
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer's name into English)

SWITZERLAND
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street, New York, New York 10005
(212) 250 9100

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

Credit Suite First Boston (USA) Inc.
Eleven Madison Avenue, New York, New York 10010
(212) 325-2000
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Deutsche Bank Trust Company Americas Attention: ADR Department 60 Wall Street, New York, New York 10005 (212) 250-9100	Craig B. Brod, Esq. David I. Gottlieb, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006

It is proposed that this filing become effective under Rule 466
☒        immediately upon filing                    ☐        on (Date) at (Time)

        If a separate registration statement has been filed to register the deposited shares, check the following box.     ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per ADS	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one share of Credit Suisse Group	100,000,000 ADSs	$0.05	$5,000,000	$588.50

(1)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

        This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

        The Prospectus consists of the form of American Depositary Receipt ("Receipt") included as Exhibit A to the Deposit Agreement, as amended by the First Amendment to the Deposit Agreement (each as defined below) incorporated by reference herein.

PART I
INFORMATION REQUIRED IN PROSPECTUS

Item 1.    DESCRIPTION OF SECURITIES TO BE REGISTERED

        Cross Reference

Item Number and Caption			Location in Form of Receipt Filed Herewith as Prospectus
1.	Name and address of depositary		Introductory Article
2.	Title of American Depositary Receipts and identity of deposited securities		Face of Receipt, top center
Terms of Deposit:
	(i)	The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
	(ii)	The procedure for voting, if any, the deposited securities	Articles number 14, 15, 17 and 18
	(iii)	The collection and distribution of dividends	Articles number 6, 13, 14, 17 and 18
	(iv)	The transmission of notices, reports and proxy soliciting material	Articles number 12, 14, 15, 16, 17 and 18
	(v)	The sale or exercise of rights	Articles number 13, 14, 17 and 18
	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 13, 14, 16, 17 and 18
	(vii)	Amendment, extension or termination of the deposit	Articles number 20 and 21
	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 12
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 4, 6, 8 and 23
	(x)	Limitation upon the liability of the depositary	Articles number 13, 17, 18, 19 and 21
3.	Fees and Charges		Articles number 9 and 23

Item 2.    AVAILABLE INFORMATION

Public reports furnished by issuer	Article number 12

Credit Suisse Group (the "Company") is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and accordingly files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W. (Room 1024), Washington D.C. 20549, and at the principal executive office of the Depositary.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.    EXHIBITS

(a)(1)	Form of Deposit Agreement among the Company, Deutsche Bank Trust Company Americas as depositary (the "Depositary"), and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder (the "Deposit Agreement"). Previously filed as an Exhibit to Registration Statement No. 333-13926 which is incorporated herein by reference.
(a)(2)	Form of First Amendment to the Deposit Agreement. Previously filed as an Exhibit to Post-Effective Amendment No. 1 to Registration Statement No. 333-13926 which is incorporated herein by reference.
(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. None.
(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.
(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. Filed herewith as Exhibit (d).
(e)	Certification under Rule 466. Filed herewith as Exhibit (e).
Item 4. UNDERTAKINGS
(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.
(b)
If the amounts of fees charged are disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, State of New York, on the 7th day of March, 2005.

Legal entity created by the agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing one share of Credit Suisse Group
Deutsche Bank Trust Company Americas, as Depositary
By:	/s/ MIKE R. HUGHES Name: Mike R. Hughes Title: Director
By:	/s/ JEFF MARGOLICK Name: Jeff Margolick Title: Vice President

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, Credit Suisse Group certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Zurich, Switzerland on March 7, 2005.

CREDIT SUISSE GROUP
By:	/s/ DAVID P. FRICK Name: David P. Frick Title: Head of Group Legal & Compliance
By:	/s/ MARC BUCHHEISTER Name: Marc Buchheister Title: Director

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below hereby constitutes and appoints David P. Frick and Marc Buchheister, jointly and severally, his/her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the following capacities on March 7, 2005.

Signature	Title
/s/ OSWALD J. GRÜBEL Oswald J. Grübel	Chief Executive Officer
/s/ RENATO FASSBIND Renato Fassbind	Chief Financial Officer
/s/ WALTER B. KIELHOLZ Walter B. Kielholz	Director
/s/ PETER BRABECK-LETMATHE Peter Brabeck-Letmathe	Director
/s/ HANS-ULRICH DOERIG Hans-Ulrich Doerig	Director
/s/ THOMAS W. BECHTLER Thomas W. Bechtler	Director
/s/ ROBERT H. BENMOSCHE Robert H. Benmosche	Director

/s/ NOREEN DOYLE Noreen Doyle	Director
/s/ AZIZ R. D. SYRIANI Aziz R. D. Syriani	Director
/s/ DAVID W. SYZ David W. Syz	Director
/s/ ERNST TANNER Ernst Tanner	Director
/s/ PETER F. WEIBEL Peter F. Weibel	Director
Credit Suisse First Boston (USA), Inc.
Authorized Representative in the United States
By:	/s/ PAUL C. WIRTH
Name:	Paul C. Wirth
Title:	Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number
(d)	Opinion of counsel to the Depositary as to the legality of the securities to be registered.
(e)	Rule 466 Certification

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PART I INFORMATION REQUIRED IN PROSPECTUS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
SIGNATURES
POWER OF ATTORNEY
INDEX TO EXHIBITS